FOR IMMEDIATE RELEASE:

               SUNBEAM CORPORATION SELECTS NEW ADVERTISING AGENCY

         FORT LAUDERDALE, FL - October 8, 1996 - Sunbeam Corporation (NYSE:SOC) announced today that it has selected Ogilvy & Mather to assist its new marketing team in the development and execution of a global marketing strategy to re-energize the Sunbeam brand. Ogilvy, renowned for its unique "Brand Stewardship" approach, will help Sunbeam reposition and build its brand, both nationally and internationally, using advertising and other integrated marketing components. Ogilvy has a proven track record for success with such current clients as IBM, Sears, Roebuck and Co. and Kimberly-Clark.

         Albert J. Dunlap, Sunbeam's Chairman and Chief Executive Officer, stated, "Sunbeam has been severely under-investing in the advertising support of its products and its brand. We will immediately create a cohesive global marketing program designed to revitalize Sunbeam and make it more relevant to today's consumer." Mr. Dunlap added, "This marketing program will enhance global consumer awareness and trial through focusing on current innovations and new product introductions. As such it will be one of the fundamental drivers in the growth of Sunbeam."

         The Chairman and Chief Executive Officer of Ogilvy's Chicago office, Tom Hall, commented, "The Sunbeam brand has an awesome amount of equity. The opportunity to reunite Sunbeam with its core customers is very exciting to us from a branding perspective." He continued, "Al Dunlap has proven in the past that he knows the power of brands and he understands their value. We couldn't be more delighted to work with him and with Sunbeam."

         Sunbeam Corporation is a leading consumer products company that designs, manufactures and markets, nationally and internationally, a diverse portfolio of outdoor and household brand name products. The Company's Sunbeam(R) and Oster(R) brands have been household names for generations, both domestically and abroad, and the Company is a market leader in many of its product categories.

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Contact: Media (Sunbeam):     Investor Relations:      Ogilvy & Mather Chicago

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